Exhibit 99.10

Copyright 2005 The Financial Times Limited
Financial Times (London, England)

November 24, 2005 Thursday

Santander/Sovereign LEX COLUMN

It is never a pleasant sight when regulators sanction an outrageous deal. The New York Stock Exchange has done just that, by allowing Sovereign Bancorp to sell 19.8 per cent of itself to Spain’s Grupo Santander. The tweaks it insisted on eliminate some of the more disgraceful provisions, such as Santander’s veto over firing Sovereign’s embattled boss. What remains, however, is still a thinly veiled attempt to disenfranchise current shareholders and erode Sovereign’s appeal as a takeover target, so that management at the Pennsylvania bank can continue its spending spree.

While the deal may now satisfy the letter of the NYSE’s rules, it still violates their spirit. Notably, Santander would retain many trappings of control, without Sovereign even bothering to ask its shareholders for approval. This is consistent with past practice at the NYSE, but will do little to enhance its credibility as a regulator.

Meanwhile, shareholders in Santander should start asking what exactly the Spanish bank hopes to gain from its supporting role. A couple of weeks ago, buying a financial stake in Sovereign, with a chance to get the rest on the cheap in three years’ time, might have had some appeal. However, Sovereign’s shares are now trading at almost 20 per cent below the price agreed by Santander. The strategic case for entering the highly competitive banking market in the north-eastern US remains underwhelming. Add the damage from a prolonged dispute to Santander’s corporate reputation and it becomes hard to see the Spanish bank as a winner in this sorry saga.